P.O. Box 2600

Valley Forge, PA 19482 michael_drayo@vanguard.com

January 23, 2023
Lisa N. Larkin, Esq.	via electronic filing
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Vanguard Horizon Funds (the "Trust")

File No. 33-56443

Post-Effective Amendment No. 70 – Vanguard Global Equity Fund

Dear Ms. Larkin:

This letter responds to your comments provided on January 6, 2023, on the above-referenced post" effective amendment. The comments apply to Vanguard Global Equity Fund, a series of the Trust.

Comment 1: On page 9, in the first full paragraph, in factor (3), consider using a plain English description of "positive skew."

Response: We have revised the description and replaced "the range of outcomes has a positive skew" with "Pzena's downside analysis suggests the range of outcomes is more likely than not to be favorable."

Comment 2: On page 9, in the second full paragraph, consider using a plain English description of "secular trends."

Response: We have revised the description and replaced "secular trends" with "consistent patterns over periods of time."

Comment 3: On page 9, in the second full paragraph, "sustainability and ESG" is mentioned the first and only time in the Prospectus. Please describe how ESG is involved with the strategy in this Fund and provide corresponding risk disclosures.

Response: We have revised the disclosure and removed the reference to "sustainability and ESG."

If you have any questions, please contact me at michael_drayo@vanguard.com.

Sincerely,

/s/ Michael Drayo

Michael Drayo

Associate General Counsel

The Vanguard Group, Inc.